Filed by First Citizens BancShares, Inc.
(Commission File No.: 001-16715)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: First Citizens Bancorporation, Inc.

Commission File No. for Registration Statement
on Form S-4 filed by First Citizens BancShares, Inc.: 333-197474

The following are questions and answers distributed to First Citizens BancShares employees:

Q&A

We know associates will have many questions. We won’t be able to provide all the answers right away, as much evaluation and many decisions lie ahead. However, we’ll answer as best we can and provide more clarity over time.

Considering the announcement of the new Mortgage Officer and eventual relocation of Mortgage Operations to Columbia, when do we anticipate the Hendersonville office closing or downsizing?

Merging two operations is a very complex and intricate process. Although the holding company merger is projected to occur in the fourth quarter, followed by the merger of the two banks sometime thereafter, both mortgage divisions will continue to operate during a transition period beyond that latter date. We will keep associates updated on timelines as soon as feasibly possible over the upcoming weeks and months.

Will employment opportunities be available in Columbia given the possibility of closing or downsizing the Hendersonville Operations Center?

Retaining top talent to service our customers remains a top priority and is essential to our future success. Staffing models have not yet been determined.

When will I know if my position is impacted by the consolidation of the two Mortgage entities?

Specific details related to merging the two divisions and associate impact have not been finalized. All associates will remain in their current positions and continue business as usual in the interim. We need every associate focused on continuing to provide the highest level of service possible to our customers.

Will I have to reapply for employment with First Citizens?

No; however, details regarding employment/staffing opportunities post-merger have not been finalized. Current associates, provided they are in good standing, will be afforded consideration for continued employment with the combined bank.

Will the Bank provide a severance if my position is eliminated?

If it is determined your position is no longer needed and you are unable to secure other employment with the Bank, you may be eligible for a position elimination package.

How will Mortgage Sales be aligned to the new Mortgage structure?

Details regarding the post-merger Mortgage Sales structure have not been finalized at this time.

This information may contain forward-looking statements. Factors that could cause actual results to differ materially from those expressed in such forward-looking statements include the ability to obtain regulatory approvals and meet other closing conditions in the merger agreement, including shareholder approval of each party, on the expected terms and schedule, delay in closing the merger, difficulties and delays in integrating the businesses of the companies or fully realizing cost savings and other benefits of the merger, changes in interest rates and capital markets and other factors detailed in First Citizens BancShares’ filings with the SEC.

In connection with the proposed merger, on July 17, 2014, First Citizens BancShares filed with the U.S. Securities and Exchange Commission (the “SEC”) a Form S-4 Registration Statement, containing a Joint Proxy Statement for First Citizens BancShares and First Citizens Bancorporation, a prospectus relating to First Citizens BancShares’ Common Stock and other documents relevant to the proposed transaction. The Registration Statement has not yet become effective. After the Registration Statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of First Citizens BancShares and First Citizens Bancorporation. Shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, as they will contain important information about the proposed transaction.

Free copies of the Joint Proxy Statement/Prospectus, as well as other filings containing information about First Citizens BancShares, may be obtained at the SEC’s Internet site (www.sec.gov). These documents are also available, free of charge, from both First Citizens BancShares and First Citizens Bancorporation:

•	First Citizens BancShares – Visit the website at https://www.firstcitizens.com/meet-first-citizens/corporate-information/ and click on the words “Corporate Filings” or direct a request to Proxy Request, Post Office Box 27131, Raleigh, N.C. 27611-7131 or call 919.716.7711.

•	First Citizens Bancorporation – Visit the website at https://www.firstcitizensonline.com/about/financial/index.html, or direct a request to Proxy Request/Corporate Secretary, 1230 Main St., Columbia, S.C. 29201 or call 803.931.1320.

First Citizens BancShares and First Citizens Bancorporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about the executive officers and directors of First Citizens BancShares is set forth in the proxy statement for the 2014 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 17, 2014. Information about the executive officers and directors of First Citizens Bancorporation is set forth in the Joint Proxy Statement/Prospectus that is part of the Registration Statement referred to above. These documents can be obtained free of charge from the sources indicated above.

The information on First Citizens Bancorporation’s website is not, and shall not be deemed to be, a part of the website of First Citizens BancShares or incorporated into any of its filings with the SEC.

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